FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Hintz Donald C.	2. Issuer Name and Ticker or Trading Symbol Entergy Corporation (ETR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) President
(Last) (First) (Middle) Entergy Corporation 639 Loyola Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/20/03
(Street) New Orleans, LA 70113		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Entergy Corporation Common Stock	02/19/03		M(1)		41,000	A	23.00		D
Entergy Corporation Common Stock	02/19/03		F		27,550 (1)	D	45.327		D
Entergy Corporation Common Stock	02/19/03		J		13,450 (1)	D	45.327		D
Entergy Corporation Common Stock								4,056	I	Savings Plan Balance 12/31/02
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	23.00	02/19/03		M			41,000 (1)	Note 2	01/27/10	ETR Common	41,000		134,000	D

Explanation of Responses:

(1) Filing individual engaged in cashless exercise of in-the-money stock options, exempt under Rule 16b-6(b). The shares subject to option reported in this Form 4 were all sold on the same day that the options were exercised. The sales took place over the course of the day at 16 different prices. Although the average sale price is shown in Column 4, the actual prices were: 900 shares at 45.25; 5,600 shares at 45.26; 600 shares at 45.27; 4,800 shares at 45.28; 2,900 shares at 45.29; 4,800 shares at 45.30; 5,600 shares at 45.31; 900 shares at 45.32; 2,200 shares at 45.33; 1,000 shares at 45.34;1,000 shares at 45.38; 400 shares at 45.39; 6,000 shares at 45.40; 300 shares at 45.41; 1,400 shares at 45.43 and 2,600 shares at 45.45. A portion of the sale price of the shares (Code F) was used to pay the exercise price, commission and the tax withholding. The remaining portion of the sale price of the shares (Code J) was retained by the the filing individual.
(2) Of the 175,000 options granted on January 27,2000, one-third of the options became exercisable on each of the first three anniversary dates of the grant.

By: /s/ Christopher T. Screen for Donald C. Hintz **Signature of Reporting Person	02/21/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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